09058176

S … MMISSION
…, D.C. 20549

C M

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON CAVANAUGH & ASSOCIATES. INC. / DBA Hamilton Cavanaugh Investment Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. BROADWAY
(No. and Street)

N. WHITE PLAINS	NY	10603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW H. SAMPSON JR — 914.761.6110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAPUTO & BONCARDO CPA'S PC
(Name – *if individual, state last, first, middle name*)

538 WESTCHESTER AVE	RYE BROOK	NY	10573
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/17

OATH OR AFFIRMATION

I, MATTHEW H. SAMPSON JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CAVANAUGH & ASSOCIATES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Westchester

Celeste Anne Goethe
Notary Public

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

CELESTE ANNE GOETHE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01GO6082448
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 10-28-~~2008~~ 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

CAPUTO & BONCARDO, CPAs P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.

CONTENTS

	PAGE
Independent Auditors' Report	1
Financial statements:	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 9
Supplemental information:	
Computation of net capital and aggregate indebtedness	10
Schedule of operating expenses	11

C & B

CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

INDEPENDENT AUDITORS' REPORT

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
White Plains, New York

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates as of December 31, 2008 and 2007, and related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but page 10 is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caputo & Boncardo, CPAs P.C.

CAPUTO & BONCARDO, CPAs P.C.

Rye Brook, New York
February 4, 2009

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS:		
Cash	$1,355,881	$1,297,576
Investments	111,195	222,705
Accounts receivable	22,877	26,927
Prepaid expenses and employee loans	62,578	56,935
Total current assets	1,552,531	1,604,143
PROPERTY AND EQUIPMENT:		
Equipment	709,969	630,155
Less accumulated depreciation	447,551	406,164
	262,418	223,991
OTHER ASSETS:		
Deposits	4,846	4,846
Total assets	$1,819,795	$1,832,980

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES:		
Current portion of long term debt	$ -	$ 1,644
Accounts payable and accrued expenses	477,665	516,306
Total current liabilities	477,665	517,950
OTHER LIABILITIES:		
Long term debt, net of current portion	-	-
Total liabilities	477,665	517,950
STOCKHOLDERS' EQUITY:		
Common stock-no par value, 200 shares authorized, issued and outstanding	16,000	16,000
Retained earnings	1,326,130	1,299,030
Total stockholders' equity	1,342,130	1,315,030
Total liabilities and stockholders' equity	$1,819,795	$1,832,980

See independent auditors' report
and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.

STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue:		
Gross commissions	$5,496,713	$5,620,161
Less commissions paid	(272,711)	(351,921)
Net commissions	5,224,002	5,268,240
Operating expenses	4,125,240	4,262,948
Income before other income	1,098,762	1,005,292
Other income:		
Unrealized gain (loss)	(111,510)	84,150
Investment income	28,462	83,618
	(83,048)	167,768
Income before income taxes	1,015,714	1,173,060
Income taxes	434	425
Net income	$1,015,280	$1,172,635

See independent auditors' report and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008		
	Capital Stock	Retained Earnings	Total
Balance, beginning of year	$16,000	$1,299,030	$1,315,030
Net income	-	1,015,280	1,015,280
Dividends paid	-	(988,180)	(988,180)
	$16,000	$1,326,130	$1,342,130

	2007		
	Capital Stock	Retained Earnings	Total
Balance, beginning of year	$16,000	$1,018,018	$1,034,018
Net income	-	1,172,635	1,172,635
Dividends paid	-	(891,623)	(891,623)
Balance, end of year	$16,000	$1,299,030	$1,315,030

See independent auditor's report and
notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$1,015,280	$1,172,635
Adjustments to reconcile net income to net cash provided by operating activities -		
Unrealized (gains) losses	111,510	(84,150)
Depreciation	84,260	88,448
(Increase) decrease in operating assets:		
Accounts receivable	4,050	6,882
Prepaid expenses	(5,643)	6,115
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(38,641)	19,169
Net cash provided by operating activities	1,170,816	1,209,099
CASH FLOWS (USED IN) INVESTING ACTIVITIES:		
Purchase of property and equipment	(122,687)	(57,094)
Dividends paid	(988,180)	(891,623)
Net cash (used in) investing activities	(1,110,867)	(948,717)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of installment note	(1,644)	(19,734)
Net cash provided by (used in) financing activities	(1,644)	(19,734)
Net increase (decrease) in cash	58,305	240,648
Cash, beginning of year	1,297,576	1,056,928
Cash, end of year	$1,355,881	$1,297,576
Supplemental Disclosures:		
Interest paid	$ -	$ -
Income taxes	$ 434	$ 425

See independent auditors' report and notes to financial statements.

NOTE 1. ORGANIZATION OF COMPANY

Hamilton Cavanaugh & Associates, Inc, a New York State corporation, acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and equivalents

For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Property, equipment and depreciation

Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

Income taxes

The Corporation's stockholder elected S corporation status on November 1, 2001 for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a build-in gains tax on disposal of property and equipment and other assets that were purchased prior to November 1, 2001.

Investments

Under FAS No. 124 investments are stated at market value except mortgages and real estate which are stated at cost. Net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is shown in the statement of activities, and are included in other income.

Fair value of financial instruments

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2008 and 2007. All transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 3. INVESTMENTS

	2008		
	Cost	Fair Market Value	Unrealized Gains
4,500 Shares, National Association of Securities Dealers, Inc.	83,100	111,195	28,095
	$ 83,100	$ 111,195	$ 28,095

	2007		
	Cost	Fair Market Value	Unrealized Gains
4,500 Shares, National Association of Securities Dealers, Inc.	83,100	222,705	139,605
	$ 83,100	$ 222,705	$ 139,605

NOTE 4. RELATED PARTY TRANSACTIONS

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC., a related company. Rent expense to the related company for the years ended December 31, 2008 and 2007 was $180,000.

NOTE 5. CASH

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2008, the bank balances were in excess of FDIC insurance limits by approximately $668,000.

Money Market Funds

The Company has Money Market Funds which are insured by SPIC up to $500,000 and additionally insured by Bank of America Corp. At December 31, 2008 the Company had a Money Market Fund balance of $187,954.

NOTE 6. RENT

The Company also rents additional space under a month to month basis, from a non-related party. In addition to the month to month lease, the Company rents other facilities as needed on a short term basis. These leases are always under a year in length. Rent expense for the years ended December 31, 2008 and 2007 was $18,930 and $45,432, respectively.

NOTE 7. EQUIPMENT LEASE

The Company leases equipment and vehicles. Under the terms of the leases, the future minimum annual rental payments required at December 31, 2008 are as follows:

Year Ending December 31	Amount
2009	$ 26,146
2010	23,806
2011	17,444
2012	14,536
	$ 81,932

Rental expense for the leases for the years ended December 31, 2008 and 2007 was $26,029 and $35,084, respectively.

NOTE 8. NET CAPITAL REQUIREMENT

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. Customer funds and/or securities are not handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2008, Hamilton Cavanaugh & Associates, Inc. had $798,195 net capital.

NOTE 9. RETIREMENT PLAN

The Company has a 401(k) plan covering substantially all eligible employees. Employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the years ended December 31, 2008 and 2007 were $100,454 and $94,796, respectively.

SUPPLEMENTAL INFORMATION

HAMILTON CAVANAUGH AND ASSOCIATES, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net capital:		
Stockholder's equity qualified		$1,342,130
Non-allowable assets:		
Non-allowable investments		111,195
Property and equipment, net		262,418
Prepaid expenses		62,578
Security deposits		4,846
Total non-allowable assets:		441,037
Net capital before haircuts on security positions		901,093
Haircuts on securities		71,038
Net capital		830,055
Minimum net capital required:		
A.I. Liabilities from statement of of financial condition	$ 477,665	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		31,860
Net capital in excess of requirement		$ 798,195

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A Filing.

See independent auditors' report and notes to financial statements.

HAMILTON CAVANAUGH & ASSOCIATES, INC.

SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Officer's compensation	$ 829,634	$ 994,363
Employee compensation	1,076,750	1,101,360
Payroll taxes	105,278	105,492
Retirement plan	100,454	94,796
Outside consultants	226,255	225,100
Rent	198,930	225,432
Insurance	80,064	86,738
Health insurance and medical	69,628	79,712
Advertising	29,616	16,500
Business gifts	9,211	-
Professional fees	148,196	132,374
Computer consulting and maintenance	227,724	177,116
Automobile expense	67,475	75,475
Travel and lodging expense	146,454	164,996
Client promotion and sponsorships	260,888	214,462
Equipment rental and storage	29,019	37,964
Office expense	51,751	41,931
Office maintenance and repairs	6,814	11,827
Postage and shipping	28,480	22,904
Telephone	56,640	64,022
Marketing	85,130	62,174
Rubbish removal	3,636	3,976
Dues and subscriptions	20,250	30,947
Registration and membership fees	12,318	14,139
Temporary help	60,350	91,871
Continuing education and training	-	2,282
Seminars	7,551	9,141
Depreciation	84,260	88,448
Donations	99,355	77,624
Miscellaneous	3,129	9,782
	$4,125,240	$4,262,948

See independent auditors' report and
notes to financial statements.